SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
Founded 1866

October 15, 2012

VIA ELECTRONIC FILING

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Short Obligations Fund and BlackRock Ultra-Short Obligations Fund, each of BlackRock FundsSM Post-Effective Amendment No. 242 to Registration Statement on Form N-1A
(File Nos. 33-26305 and 811-05742)

Ladies and Gentlemen:

On behalf of BlackRock FundsSM (the “Trust”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”), is Post-Effective Amendment No. 242 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement contains a Prospectus for shares of two new series of the Trust, BlackRock Short Obligations Fund and BlackRock Ultra-Short Obligations Fund (together, the “Funds”), as well as a Statement of Additional Information relating to the Funds.

In Investment Company Act Release No. 13768 (February 15, 1984) (the “Release”), the Division of Investment Management announced review procedures for investment companies providing for expedited cursory or partial review of investment company registration statements, in the discretion of the staff, if certain conditions are met. The Release requests that information be furnished to the staff with respect to the extent that the filing contains disclosure information which is similar to information previously reviewed by the staff in other filings of the same complex.

In that regard, reference is made to Post-Effective Amendment No. 230 to the Registration Statement on Form N-1A of the Trust on behalf of the Funds, which was filed on August 1, 2012 (the “Prior Filing”). The disclosures in the Funds’ Prospectus and Statement of Additional Information are substantively identical to those in the Prior Filing. However, the

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Prospectus and the Statement of Additional Information have been amended to reflect each Fund’s policy to concentrate its investments in the financial services industry.

We would be pleased to provide you with any additional information you may require or with copies of the materials referred to above. We would appreciate any comments the Commission staff may have as soon as possible.

Please direct any communications relating to this filing to Douglas McCormack at (212) 839-5511 or Gladys Chang at (212) 839-5856.

Very truly yours,

/s/ Douglas McCormack

Douglas McCormack

Enclosures

cc:	Benjamin Archibald
Tricia Meyer

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